August 22, 2019

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Tim Buchemiller and Mr. Russell Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

Washington, DC 20549

Re:	Avita Medical Limited

Draft Registration Statement on Form 20-F

Submitted July 19, 2019

CIK No. 0001762303

Dear Mr. Buchemiller and Mancuso:

Reference is made to the letter received from the Commission dated August 15, 2019 regarding the confidentially submitted draft Registration Statement on Form 20-F (the “Form 20-F”) of Avita Medical Limited (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. References to page numbers in the Company’s responses correspond to page numbers in the originally submitted Form 20-F. The Company’s response to the comments is as follows.

Draft Registration Statement on Form 20-F

General

Comment:

1.

Please ensure that your disclosure is current. For example, we note your reference to “the first half of 2019” on page 14, “mid 2019” on page 31, May 2019 on page 32, and “the first half of 2019” on page 67.

Response: We have revised the Form 20-F in response to the Staff’s comment.

Risk Factors, page 5

Comment:

2.

Your reference at the top of page 70 to uncalled capital suggests that a portion of your capital may be subject to calls. If so, please add an appropriate risk factor. Also please describe in an appropriate risk factor the risk related to your quorum requirements and voting on a show of hands mentioned on pages 70-71.

Response: In response to the Staff’s comment, we have reviewed the disclosure on page 70 and revised the disclosure accordingly; none of the Company’s capital is subject to calls. With regard to the second portion of this comment, we have added appropriate risk factor language on page 16 of the Form 20-F.

We have limited experience manufacturing..., page 9

Comment:

3.	Please provide us your analysis of whether you must name the third-party manufacturers that are the subject of this risk factor for investors to adequately evaluate the risk.

Response: The Company currently works with a number of major third party manufactures relating to components of the RECELL System. The Company as well is continually identifying additional manufacturers who could serve if necessary as replacement manufacturers should the need arise. Accordingly, the Company respectively submits to the Staff that it believes that it would not add meaningful disclosure to inform investors about the names or identities of the Company’s third party manufacturers.

The RECELL System, page 23

Comment:

4.

Refer to the last sentence of the first full paragraph on page 24 and your disclosure in the last sentence under the heading “Additional RECELL Clinical Results in Severe Burns” on page 28. Please see footnote 41 and the related text of Release No. 34-42728 (April 28, 2000) regarding your responsibility when including a URL in your document, including the obligation to file the linked information as part of your document.

Response: We have revised the Form 20-F accordingly to remove the hyperlink reference.

The RECELL System Clinical Results and Ongoing and Planned Clinical Trials, page 24

Comment:

5.

Where your have not already done so, please clarify which trials, if successful, you intend to be sufficient to support an application for regulatory clearance to market your product for the disclosed indications in the United States without additional trials. Also, please revise the second paragraph of your disclosure under the heading “BARDA Contract” on page 34 to clarify which of the referenced studies are complete, which have begun, and which have not begun.

Response: We have revised disclosure throughout this section to indicate which trials, if successful, will be sufficient to support an application for regulatory clearance to market our product for the disclosed indications in the United States. We have revised language on pg. 34 of the Form 20-F to clarify which referenced studies are complete, which have begun and which have not begun.

Research and Development, page 34

Comment:

6.

We note your disclosure in the last sentence on page 48 that your research and development expenses consist primarily of expenses for contracted research and development conducted by third parties on your behalf. Please revise the disclosure in this section to clarify the extent to which your activities rely upon the efforts of third parties. Include risk factor disclosure as appropriate.

Response: We have revised the language on page 48 of the Form 20-F to clarify that these expenses are paid to traditional major contract research organizations, which is customary and ordinary course practice for companies in the Company’s industry.

FDA and International Regulation, page 37

Comment:

7.

Please clarify why you cannot be certain that you comply with cGMP and other FDA and international agency and regulatory requirements as mentioned in the last sentence of the second full paragraph on page 38. Likewise, please clarify why laws, regulations and permits could require expenditure of significant amounts and why you may be identified as a potential responsible party as mentioned on page 39; it is unclear from your existing disclosure whether you are aware of violations or deficiencies.

Response: We have revised pages 38 and 39 of the Form 20-F to clarify this disclosure.

Comment:

8.	Please clarify whether applicable laws and regulations permit you to fill purchase requests in the EU given the non-conformities that you mention in the last paragraph of this section.

Response: At your request, we have revised the disclosure in the Form 20-F to add further clarifications and updates.

Research and Development Tax Incentive, page 42

Comment:

9.	Please describe how your operations or the incentive have changed such that you did not record any amount for the first six months of this fiscal year.

Response: The Australian R&D tax incentive scheme permits overseas activity to be claimed to the extent that the overseas activity does not exceed 50% of the total costs of activities for an eligible project. At 31 December 2018, the Company evaluated the level overseas activity and concluded there was uncertainty as to the ability to meet this criteria. Additionally, at that time, the Federal Budget included a number of changes to the R&D tax incentive scheme which would place further limits on claimable amounts. These budget changes have since been formally placed on hold. In consideration of these uncertainties, no amounts were accrued for as at 31 December 2018.

Management’s Discussion and Analysis of Results of Operations, page 42

Comment:

10.

Provide a narrative discussion of the extent to which changes in sales of goods are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services.

Response: We have revised disclosure on pages 40 and 43 of the Form 20-F to address the Staff’s request.

Comment:

11.

Please tell us whether the margins under the vendor-managed inventory system mentioned on page 34 are consistent with the margins experienced in your most recent historic period disclosed in your filing and the expectations mentioned on page 43. Also, in an appropriate section of your document, clarify when that system is intended to begin and the period over which the disclosed $7.6 million is intended be received; if you do not intend to recognize the full amount upon receipt, please clarify.

Response: In connection with the BARDA contract, we anticipate that with respect to vendor-managed inventory systems, our margins may be lower. As the vendor-managed system is solely at BARDA’s option, we are unable to predict when the Company will recognize revenue on this portion, if at all. We have clarified the language on page 34 of the Form 20-F accordingly.

Year Ended June 30, 2018 compared to Year Ended June 30, 2017, page 43

Comment:

12.

We note your disclosure that the largest increase in sale of goods occurred in Asia Pacific. Please balance this disclosure with disclosure regarding sale of goods in EMEA. In that regard, please also disclose management’s assessment of factors and trends which are anticipated to have a material effect on your financial condition and results of operations. Also discuss the causes of material changes to the extent necessary for an understanding of your business as a whole.

Response: We have revised the disclosure on pages 40 and 43 of the Form 20-F accordingly.

Liquidity and Capital Resources, page 45

Comment:

13.	We note from your statement of cash flows on pages F-6 and F-55 the “R&D tax refund received” amounts. Please expand your disclosure to include information regarding this source of liquidity.

Response: We have revised the Company’s disclosures and included this information in the Liquidity and Capital Resources section of the Form 20-F.

Comment:

14.

We note your reference to credit agreements at the top of page 14. If appropriate, please include a description of your credit agreements as an external source of liquidity and include a brief discussion of any material unused sources of liquidity.

Response: As the Company has currently no credit agreements, it has clarified the disclosure on page 14 of the Form 20-F.

Compensation, page 52

Comment:

15.

Please update your compensation disclosure for the last full financial year. Also, please clarify how the percentages in the last three columns in the table on page 57 are calculated; for example, it is unclear why the percentages from Mr. McDonald would show 0% related to performance and 0% not related to performance.

Response: The Company respectfully submits to the Staff that as the registration statement submitted contains audited financial statements for the fiscal year ended June 30, 2018; accordingly, compensation information has been included for fiscal year ended June 30, 2018. The Company anticipates filing its annual report for the fiscal year ended June 30, 2019 no later than October 31, 2019. With respect to the second part of Staff comment 15, we have revised the table to clarify typographical errors which should address the comment of the Staff.

Comment:

16.	Please show us how you reconcile the total compensation disclosed on page 57 and on page F-35.

Response: We have revised the table on page 57 of the Form 20-F to reconcile with the total compensation on page F-35.

17.	Please clarify the nature of the LTIs mentioned on page 57. For example, is each LTI one ordinary share?

Response: We have revised the table on page 57 of the Form 20-F to address the clarifications requested by the Staff’s comment.

Employees, page 62

Comment:

18.	If possible, please provide a breakdown of persons employed by main category of activity as required by Form 20-F Item 6.D.

Response: We have updated the disclosure to respond to your comment.

Major Shareholders, page 63

Comment:

19.	Please disclose the natural person or persons who beneficially own the shares held in the name of the legal entities identified in your table in this section.

Response: We have updated the footnote disclosures under the beneficial ownership table in the revised Form 20-F to identify the natural persons and addresses of the legal entities identified in that table.

Related Party Transactions, page 64

Comment

20.	Please describe the services provided for the consultancy fees mentioned in this section.

Response: We have described the services provided for consultancy fees accordingly in the Form 20-F.

Passive foreign investment company rules, page 78

Comment:

21.

Please clarify why the ordinary shares may not be eligible for mark-to-market treatment even if the ADSs otherwise satisfy the applicable requirement as mentioned in your fourth paragraph in this section.

Response: We have deleted the last sentence of the fourth paragraph in this section regarding mark-to-market eligibility in the revised Form 20-F.

Jury Trial Waiver, page 88

Comment:

22.

We note your reference to a jury trial waiver. Please revise the last sentence of this section regarding investors not being deemed to have waived compliance with the federal securities laws to state clearly that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Also, (1) include appropriate risk factor disclosure regarding the risks of the provision, including how it impacts claims arising under applicable state and federal laws, and (2) clarify why your second sentence of this section suggests that there is uncertainty regarding whether a court would enforce the provision.

Response: We have added an additional risk factor relating to jury trial waivers and we have revised the disclosure on pg. 88 of the Form 20-F in response to your comment.

Item 19. Exhibits, page 91

Comment:

23.	Please identify the exhibits that you intend to include with your registration statement.

Response: We have revised the 20-F to include an exhibit table and have filed the exhibits with this revised 20-F.

Report of Independent Registered Accounting Firm, page F-2

Comment:

24.

Please have your auditor revise its opinion paragraph to reference the exact title of the financial statements included in the filing. For example, the reference to consolidated balance sheets should be changed to consolidated statement of financial position.

Response: Our auditors have provided a revised opinion addressing your comment, which is included as part of our revised 20-F.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

Avita Medical Limited

By	/s/ Timothy Rooney

Timothy Rooney, Acting Chief Financial Officer